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blankrome.com

Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	bshiffman@blankrome.com

August 31, 2021

VIA EDGAR

Tim Buchmiller

Joe McCann

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Future Health ESG Corp.

Registration Statement on Form S-1

Filed August 19, 2021

File No. 333-258911

Dear Messrs. Buchmiller and McCann:

On behalf of our client, Future Health ESG Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please note that the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) of the Company is being filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2021. This Registration Statement reflects certain revisions in response to the comment letter to Mr. Bostic, the Company’s Chief Executive Officer, dated August 26, 2021, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed August 19, 2021

Cover page

1.	Please revise the sixth paragraph of the cover page discussion to highlight that this anchor investment represents 97.4% of the units sold in the offering and, with reference to the risk factor on page 49, briefly highlight its potential impact on control of the company and any future business combination vote.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

August 31, 2021

Certain Relationships, page 99

2.	With a view to disclosure here and in the penultimate paragraph on page 74, please tell us whether any of the anchor investors are related persons and indicate the number of anchor investors.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 12, 57, 66, 98 and 99 of the Registration Statement in response to the Staff’s comment.

Exhibit 5.1 -- Opinion of Blank Rome LLP, page II-4

3.	We note the legal opinion references 2,300,000 Units. Please file an opinion which addresses the 23,000,000 Units being registered in your offering. Also, we note that the opinion is limited to Delaware law whereas the Units and the Warrants included in the Units are governed by New York Law. Please file an opinion that opines on the Units and the Warrants included in the Units under the laws of the State of New York.

Response: The Company respectfully notes the Staff’s comment and has revised the Exhibit 5.1 legal opinion in response to the Staff’s comment.

~ ~ ~

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman

Brad L. Shiffman